Suite 1400, 4208 Six Forks Road Raleigh, NC 27609 t 919 420 1700 f 919 420 1800
November 8, 2019	direct dial 919 420 1832 direct fax 919 510 6150 tsteed@kilpatricktownsend.com

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig

Re:	CM Advisors Family of Funds Response to Staff’s Comments on the SOX Review of the 2/28/2019 Annual Financial Statements on Form N-CSR Filed on May 6, 2019 (File Nos.: 333-101585 and 811-21260)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, CM Advisors Family of Funds (the “Registrant”). Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on November 1, 2019 regarding the Staff’s SOX review of the Registrant’s 2/28/2019 Annual Financial Statements (the “Financial Statements”) as filed on Form N-CSR (“Form N-CSR”) on May 6, 2019 under the the Investment Company Act of 1940, as amended (the “1940 Act”). The following are a summary of the Staff’s comments and the Trust’s response to each:

As to the CM Advisors Small Cap Value Fund (the “Small Cap Value Fund”):

1.	It does not appear that the Small Cap Value Fund met the diversification test under Section 5(b)(1) of the 1940 Act as of 2/28/2019. Please explain how the Small Cap Value Fund met the diversification test as of 2/28/2019.

RESPONSE: The Small Cap Value Fund met the diversification requirements under Section 5 of the 1940 Act as of 2/28/2019 since the fund’s holdings in response to market fluctuations caused the fund not to be in compliance with the limitations under Section 5(b) as allowed under Section 5(c) of the 1940 Act.

2.	In the table under Fees and Expenses of the Fund in the Small Cap Value Fund’s Prospectus dated June 28, 2019 (the “Prospectus”), it indicates that the Annual Fund Operating Expenses have been restated. However, the Annual Fund Operating Expenses for the Small Cap Value Fund in the Prospectus look like the same expenses as shown for the Small Cap Value Fund in the Financial Statements. Please explain if the expenses have been restated.

Anchorage Atlanta Augusta BEIJING Charlotte DALLAS Denver houston los angeles New York Raleigh San Diego

San Francisco Seattle SHANGHAI Silicon Valley Stockholm Tokyo Walnut Creek Washington Winston-Salem

November 8, 2019

RESPONSE:

The Registrant confirms that the Small Cap Value Fund’s Annual Fund Operating Expenses in the Prospectus were restated. The Registrant will file a supplement to the Prospectus revising the Prospectus to read as follows:

“The sub-sections in the Prospectus titled “Annual Fund Operating Expenses” and “Example,” which begin on page 3 under section “Fund Summary - Fees and Expenses of the Fund,” are replaced in their entirety by the following:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.35%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses[1,2]	1.22%

[1]	Management Fees and Total Annual Fund Operating Expenses reflect a contractual reduction in the Management Fees due to the Advisor from 1.00% to 0.85% of the Small Cap Value Fund’s average daily net assets, effective March 1, 2019.
[2]	“Total Annual Fund Operating Expenses” will not correlate to the ratios of expenses to average net assets in the Small Cap Value Fund’s Financial Highlights, which reflect the operating expenses of the Small Cap Value Fund and do not include “Acquired Fund Fees and Expenses.”

Example

This Example is intended to help you compare the cost of investing in the Small Cap Value Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Small Cap Value Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Small Cap Value Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$124	$387	$670	$1,477”

As to Form N-CSR:

3.	It does not appear that a copy of the Registrant’s code of ethics was filed as an exhibit to the Registrant’s Form N-CSR. Please ensure that the Registrant’s code of ethics will be attached as an exhibit in future filings of the Form N-CSR.

November 8, 2019

RESPONSE: The Registrant confirms that a copy of its code of ethics will be attached as an exhibit with future filings on Form N-CSR to the extent required pursuant to the Form N-CSR instructions.

Thank you for your comments. Please contact me at 919-420-1832 if you have any additional questions or comments.

Very truly yours,

/s/ Thomas W. Steed III
Thomas W. Steed III

cc:	Linda Hoard at Ultimus Fund Solutions
Theresa Bridge at Ultimus Fund Solutions
Board of Trustees